SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 3, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 3, 2017.

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Buenos Aires, April 3rd 2017

To

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Re. Relevant Event

Please be advised that on the date hereof Banco Macro S.A. has complied with the legal notices to be published in connection with the extension of the Agenda in the notice of the General and Special Shareholders’ Meeting to be held next April 28th at 11:00 am, which extension includes the proposal of a capital increase on the amount of up to the nominal value of AR $74,000,000, through the issuance of up to 74,000,000 additional Class B book-entry common shares entitled to 1 (one) vote per share and with a par value of AR $1 (one Argentine peso) each and entitled to dividends pari passu the Class B book-entry common shares outstanding at the time of issuance of the above mentioned additional shares and to be offered in a public offer within the country or abroad.

Sincerely,

Jorge Scarinci

Head of Market Relations

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 3, 2017

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Finance Manager

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